UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)*
CRUSADER ENERGY GROUP INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
228834107
(CUSIP Number)
Del L. Gustafson, Esq.
Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.
320 South Boston, Suite 200
Tulsa, Oklahoma 74103-3706
(918) 594-0413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	228834107

1	NAMES OF REPORTING PERSONS. David D. Le Norman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		29,120,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,416,667*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,120,000

WITH	10	SHARED DISPOSITIVE POWER

54,416,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,536,667*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	228834107

1	NAMES OF REPORTING PERSONS. Robert J. Raymond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		12,450,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,416,667*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,450,000

WITH	10	SHARED DISPOSITIVE POWER

54,416,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,866,667*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	228834107

1	NAMES OF REPORTING PERSONS. Knight Energy Group I Holding Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,100,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,100,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (LLC)

CUSIP No.	228834107

1	NAMES OF REPORTING PERSONS. Knight Energy Group II Holding Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		54,416,667

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,416,667

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,416,667*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (LLC)

CUSIP No.	228834107

1	NAMES OF REPORTING PERSONS. Hawk Energy Fund I Holding Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		14,700,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,700,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,700,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (LLC)*
*The Reporting Persons (hereinafter defined) named in this Schedule 13D together with Greenhill Capital Partners (Cayman) II, L.P., Greenhill Capital Partners (Executives) II, L.P., Greenhill Capital Partners II, L.P. and Greenhill Capital Partners (Employees) II, L.P. (collectively “Greenhill“) are parties to a Voting Agreement attached hereto as Exhibit B pursuant to which they may be deemed to have shared voting power with respect to 196,086,667 shares (88.9%) of the Common Stock, par value $0.01 per share, of Crusader Energy Group Inc., a Nevada corporation.

Item 1. Security and Issuer.
     The class of equity securities to which this statement or Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Crusader Energy Group Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4747 Gaillardia Parkway, Oklahoma City, OK 73142.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by David D. Le Norman (“Le Norman”), Robert J. Raymond (“Raymond”), Knight Energy Group I Holding Co., LLC (“Knight I Holdco”), Knight Energy Group II Holding Company, LLC (“Knight II Holdco”), and Hawk Energy Fund I Holding Company, LLC (“Hawk Holdco”, and collectively with Le Norman, Raymond, Knight I Holdco and Knight II Holdco, the “Reporting Persons”).
     (b) The business address of Raymond is 200 Crescent Court, Suite 1060, Dallas, TX 75201. The business address of the other Reporting Persons is 4747 Gaillardia Parkway, Oklahoma City, OK 73142.
     (c) The present principal occupation or employment of Le Norman is chief executive officer of the Issuer. The present principal occupation or employment of Raymond is investment manager and sole member of RR Advisors, LLC, the investment advisor and ultimate general partner to several private investment funds which are concentrated on oil and gas and other energy-related investments with an address of 200 Crescent Court, Suite 1060, Dallas, TX 75201. The other Reporting Persons principal business is the holding, voting and investment of the stock of the Issuer.
     (d) During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last 5 years, none of the Reporting Persons has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each of the individual Reporting Persons is the United States of America. Knight I Holdco and Knight II Holdco are organized under the laws of the State of Delaware. Hawk Holdco is organized under the laws of the State of Oklahoma.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons acquired over 80% of the outstanding Common Stock of the Issuer through a transaction closed on June 26, 2008, pursuant to a Contribution Agreement (the “Contribution Agreement”) among the parties dated as of December 31, 2007 and disclosed, among other times, in the proxy statement of the Issuer mailed to its shareholders on May 28, 2008 and approved by its shareholders at a meeting held on June 26, 2008. Pursuant to the Contribution Agreement, Knight I Holdco, Knight II Holdco and Hawk Holdco contributed their equity interests in single-member limited liability company operating companies owned by them in exchange for Common Stock of the Issuer. At the closing of the Contribution Agreement, Le Norman and Raymond were granted stock options in the Issuer.
Item 4. Purpose of Transaction.
     At the shareholders meeting of the Issuer held on June 26, 2008, the shareholders of the Issuer approved the Contribution Agreement and the issuance of shares of Common Stock to the Reporting Persons in accordance with the terms of the Contribution Agreement and also approved a change in the name of the Issuer, the election of a new slate of directors to the board of directors of the Issuer, an increase in the number of authorized shares of common stock of the Issuer, a new 2008 Long Term Incentive Plan (the “2008 LTIP”), the grant of options to purchase 35 million shares of common stock under the 2008 LTIP (including the grant of options to Le Norman and Raymond) and the granting of discretion to the board of directors to effect a one-for-two reverse split of the Issuer’s common stock.

Item 5. Interest in Securities of the Issuer.
     (a) (i) If one assumes that the Reporting Persons are members of a “group,” then each Reporting Person has beneficial ownership of 196,086,667 shares of Common Stock, representing approximately 88.9% of the outstanding Common Stock.
          (ii) Disregarding group ownership, the beneficial ownership of each Reporting Person is as follows:

	#	%
Le Norman	83,536,667	39.4
Raymond	66,866,667	32.4
Knight I Holdco	100,100,000	50.7
Knight II Holdco	54,416,667	27.6
Hawk	14,700,000	7.4
     (b) Subject to the terms of the Voting Agreement and the Non-Transfer Agreements, sole and shared voting and dispositive power over the Common Stock held by the Reporting Persons is as follows:

	Sole Power to Vote and Dispose	Shared Power to Vote and Dispose
Le Norman	29,120,000	54,416,667
Raymond	12,450,000	54,416,667
Knight I Holdco	100,100,000	0
Knight II Holdco	54,416,667	0
Hawk	14,700,000	0
     Le Norman and Raymond share the power to vote and dispose of the shares of Common Stock held by Knight II Holdco.
     (c) The shares disclosed in Item 5(a)(ii) were acquired by the Reporting Persons within the last 60 days pursuant to the closing of the transaction contemplated by the Contribution Agreement except for 1,192,983 shares previously acquired by Knight II Holdco.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements Understanding or Relationships with Respect to Securities of the Issuer.
     The Reporting Persons have entered into a Voting Agreement dated as of December 31, 2007. That Voting Agreement requires each Reporting Person to vote shares of Common Stock owned or controlled by them to:
     (a) elect one designee of Greenhill to the Issuer’s board of directors so long as Greenhill owns no fewer than 33.33% of the outstanding membership interests in Knight I Holdco and Knight I Holdco holds not fewer than 30% of the outstanding Common Stock or Greenhill holds directly not fewer than 10% of the outstanding Common Stock;
     (b) elect three individuals (one of whom will be Le Norman and two of whom will be independent) designated by Le Norman to the Issuer’s board of directors, provided Le Norman remains chief executive officer of the Issuer or holds or controls directly or indirectly 10% of the outstanding Common Stock;
     (c) elect three individuals (one of whom will be Raymond and two of whom will be independent) designated by Raymond to the Issuer’s board of directors, provided Raymond remains chairman of the board of the Issuer or holds or controls directly or indirectly 10% of the outstanding Common Stock;
     (d) maintain the board members designated by Greenhill, Le Norman and Raymond on the board of directors unless Greenhill, Le Norman or Raymond approve the removal of one of their designees from the board in which event the Reporting Persons will vote for the replacement director designated by Greenhill, Le Norman or

Raymond, as applicable, so long as the replacement is reasonably acceptable to a majority of the board members; and
     (e) to maintain a compensation committee of the Issuer’s board and to cause Greenhill’s designee to be on that committee.
     The Voting Agreement is to remain in effect until the earlier of (i) a change in control of the Issuer or (ii) December 31, 2011.
     Knight I Holdco, Knight II Holdco and Hawk Holdco have each also entered into Non-Transfer Agreements with the Issuer restricting the transfer of the shares of Common Stock held by such Reporting Persons until 180 days after June 26, 2008.
Item 7. Material to be Filed as Exhibits.

Exhibit	Document

A	Joint Filing Agreement

B	Voting Agreement
     The following agreements are incorporated herein by reference from the previous filings described below:
     1. Contribution Agreement (Exhibit 2.1 to Report on Form 8-K filed by Westside Energy Corporation on January 7, 2008).
     2. Non-Transfer Agreements (Exhibits 10.6, 10.7 and 10.8 to Report on Form 8-K filed by Crusader Energy Group Inc. (f/k/a Westside Energy Corporation) on June 27, 2008).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2008

/s/ DAVID D. LE NORMAN
David D. Le Norman, individually and as manager of
Crusader Energy Group Holding Company, LLC Knight Energy Management Holding Company, LLC and Hawk Holdings, LLC as the respective managers of Knight Energy Group I Holding Co., LLC, Knight Energy Group II Holding Company, LLC and Hawk Energy Fund I Holding Company, LLC

Dated: July 7, 2008

/s/ ROBERT J. RAYMOND
Robert J. Raymond, individually and as manager of
Knight Energy Management Holding Company, LLC as manager of Knight Energy Group II Holding Company, LLC

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) dated as of the 3rd day of July, 2008, is by and among the undersigned parties.
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Crusader Energy Group Inc., a Nevada corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

/s/ DAVID D. LE NORMAN
David D. Le Norman, individually and as manager of
Crusader Energy Group Holding Company, LLC Knight Energy Management Holding Company, LLC and Hawk Holdings, LLC as the respective managers of Knight Energy Group I Holding Co., LLC, Knight Energy Group II Holding Company, LLC and Hawk Energy Fund I Holding Company, LLC

/s/ ROBERT J. RAYMOND
Robert J. Raymond, individually and as manager of
Knight Energy Management Holding Company, LLC as manager of Knight Energy Group II Holding Company, LLC

1

EXHIBIT B
VOTING AGREEMENT
     THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 31, 2007, by and among Knight Energy Group I Holding Co., LLC, a Delaware limited liability company (“Knight I Parent”), Knight Energy Group II Holding Company, LLC, a Delaware limited liability company (“Knight II Parent”), Hawk Energy Fund I Holding Company, LLC, an Oklahoma limited liability company (“Hawk Parent”), David D. Le Norman (“Le Norman”), Robert J. Raymond (“Raymond”) and Greenhill Capital Partners II, L.P., Greenhill Capital Partners (Cayman) II, L.P., Greenhill Capital Partners (Executives) II, L.P., and Greenhill Capital Partners (Employees) II, L.P. (“GCP” and together with Knight I Parent, Knight II Parent and Hawk Parent, Le Norman and Raymond, the “Parties”).
RECITALS
     A. Concurrently with the execution of this Agreement, the Crusader Parent Entities (as defined in the Contribution Agreement), Westside Energy Corporation, a Nevada corporation (the “Company”), and the Crusader Operating Entities (as defined in the Contribution Agreement) have entered into a Contribution Agreement (as may be amended from time to time, the “Contribution Agreement”), which provides for the acquisition by the Company of all of the outstanding equity interest of each of the Crusader Operating Entities (the “Acquisition”) in exchange for common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or cash, as set forth in the Contribution Agreement.
     B. In connection with the Acquisition, the Crusader Parent Entities have agreed to vote their shares of Company Common Stock in the manner set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows:
     1. Voting Agreement.
     1.1 Board Composition. Each Party shall vote all shares of Company Common Stock owned or controlled by such Party, whether now owned or hereafter acquired or which such Party may be empowered to vote (together the “Shares”), from time to time and at all times, at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, in favor of the election of the following persons to the Board of Directors (the “Board”) of the Company:
          (i) one individual designated by GCP so long as GCP holds not fewer than 33.3333% of the outstanding Investor Units (as defined in the Limited Liability Company Agreement of Knight I Parent dated as of even date herewith, as hereafter amended) in Knight I Parent and Knight I Parent holds not fewer than 30% of the outstanding Company Common Stock or Greenhill holds directly not fewer than 10% of the outstanding shares of Company Common Stock, which individual shall initially be Robert Niehaus;

2

          (ii) three individuals designated by Le Norman, provided (A) Le Norman remains chief executive officer of the Company or holds or controls directly or indirectly not fewer than 10% of the outstanding shares of Company Common Stock, (B) one of the initial designees shall be Le Norman, and (C) two of the designees shall in all instances qualify as an “independent director” within the meaning of the applicable rules and regulations of the American Stock Exchange or other national stock exchange on which the Company common stock is listed or admitted; and
          (iii) three individuals designated by Raymond, provided (A) Raymond remains chairman of the board of the Company or holds or controls directly or indirectly not fewer than 10% of the outstanding shares of Company Common Stock, (B) one of the initial designees is Raymond, and (C) two of the designees shall in all instances qualify as an “independent director” within the meaning of the applicable rules and regulations of the American Stock Exchange or other national stock exchange on which the Company common stock is listed or admitted.
     1.2 Size of the Board. Each Party shall vote all of his, her or its Shares from time to time and at all times, in whatever manner shall be necessary to cause the size of the Board to be set and to remain at seven (7) directors.
     1.3 Removal of Board Members. Each Party shall vote all Shares owned or controlled by such Party from time to time and at all times in whatever manner as shall be necessary to ensure that (i) no director elected pursuant to Section 1.1 of this Agreement may be removed from office unless (A) such removal is directed or approved by the Party having the right under Section 1.1 to designate that director or (B) the Party originally entitled to designate or approve such director pursuant to Section 1.1 is no longer so entitled to designate or approve such director; and (ii) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.1 shall be filled pursuant to the provisions of Section 1.1; provided, that, any such replacement nominee is reasonably acceptable to a majority of the Board members. All Parties agree to execute any written consents required to effectuate the obligations of this Agreement.
     1.4 Compensation Committee. Each Party shall vote all Shares owned or controlled by such Party from time to time and at all times in whatever manner as is necessary and shall take all other necessary or desirable actions within its reasonable control, so that (i) the Board establishes and maintains a compensation committee, and (ii) so long as GCP has the right hereunder to designate an individual to serve on the Board and such individual qualifies as an “independent director” within the meaning of the applicable rules and regulations of the American Stock Exchange or other national stock exchange on which the Company’s common stock is listed or admitted, such GCP designee will be a member of the compensation committee.
     2. Term. This Agreement shall take effect on the date of the closing of the transaction contemplated by the Contribution Agreement (the “Effective Date”) and shall continue in effect until and shall terminate upon the earlier to occur of (a) a Change in Control of the Company, and (b) December 31, 2011. As used herein, a “Change in Control” shall mean the occurrence of any of the following events:

3

          (i) The acquisition by any person or group of beneficial ownership of forty percent (40%) or more of either (x) the then outstanding shares of Company Common Stock (the “Outstanding Company Stock”) or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(i), the following acquisitions (whether the acquiring person or group acquires beneficial ownership of forty percent (40%) or more of the Outstanding Company Stock or any such acquisition results in any other person or group (other than the acquiring person or group) owning forty percent (40%) or more of the Outstanding Company Stock) shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (4) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) or (C) of paragraph (iii) below; or
          (ii) Members of the then incumbent Board cease to constitute at least a majority of the members of the Board; or
          (iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another company (a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the persons who were the beneficial owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including without limitation an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no person or group (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such Business Combination) beneficially owns, directly or indirectly, forty percent (40%) or more of, respectively, the then outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership results solely from ownership of the Company that existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such Business Combination were members of the then incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or
          (iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

4

Notwithstanding the foregoing clause (i) of this definition: (x) the following acquisitions (whether the acquiring Person or Group acquires Beneficial Ownership of forty percent (40%) or more of the Outstanding Company Stock or Outstanding Company Voting Securities or any such acquisition results in any other Person or Group (other than the acquiring Person or Group) Beneficially Owning forty percent (40%) or more of the Outstanding Company Stock or Outstanding Company Voting Securities) shall not constitute a Change in Control unless, following such acquisition, any Person or Group (other than the acquiring Person or Group effecting the acquisition pursuant to the following clauses (A) through (D)) who becomes the Beneficial Owner of forty percent (40%) or more of the Outstanding Company Stock or Outstanding Company Voting Securities as a result of one or more of such acquisitions shall thereafter acquire any additional shares of Company Securities and, following such acquisition, Beneficially Owns forty percent (40%) or more of either the Outstanding Company Stock or Outstanding Company Voting Securities, in which case such acquisition shall constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (D) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of the foregoing clause (iii) of this definition; and (y) the acquisition of Beneficial Ownership of shares of Common Stock by the Crusader Parent Entities pursuant to the Contribution Agreement, the corresponding acquisition of Beneficial Ownership of shares of Common Stock by any other Person or Group deemed to Beneficially Own the Common Stock so acquired by the Crusader Parent Entities (any such Person and/or Group, collectively with the Crusader Parent Entities and the Crusader Distributees, the “Crusader Group”) and the acquisition of Beneficial Ownership of shares of Common Stock as a result of the distribution by a Crusader Parent Entity to Crusader Distributees of shares of Common Stock acquired pursuant to the Contribution Agreement or directly from the Company prior to the date of the Contribution Agreement shall not constitute a Change of Control, provided that if, (1) for so long as the shares of Common Stock Beneficially Owned by any member of the Crusader Group equals or exceeds forty percent (40%) of the Outstanding Company Stock or the Outstanding Company Voting Securities, such member of the Crusader Group shall obtain Beneficial Ownership of shares of Common Stock (other than as a result of any acquisition described in the foregoing clauses (A) through (D) of this paragraph or pursuant to an award issued under any equity based compensation plan of the Company, including without limitation the 2008 LTIP) representing one percent (1%) or more of the Outstanding Company Stock or Outstanding Company Voting Securities or (2) at any time after such member of the Crusader Group shall cease to Beneficially Own forty percent (40%) or more of the Outstanding Company Stock and Outstanding Company Voting Securities, such member of the Crusader Group shall obtain Beneficial Ownership of shares of Stock (other than as a result of any acquisition described in the foregoing clauses (A) through (D) of this paragraph or pursuant to an award issued under any equity based compensation plan of the Company, including without limitation the 2008 LTIP) representing forty percent (40%) or more of either the Outstanding Company Stock or Outstanding Company Voting Securities, then in the case of either (1) or (2) a Change of Control shall be deemed to occur.
     3. Specific Enforcement. Each Party acknowledges and agrees that each Party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter

5

jurisdiction, in addition to any other remedy to which the Parties may be entitled at law or in equity.
     4. Miscellaneous.
     4.1 Transfers, Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding the foregoing, each transferee or assignee of the Shares subject to this Agreement shall take such Shares free and clear of the terms of this Agreement, unless such transferee or assignee is a Party hereto or an Affiliate thereof. As used in this Section 4.1, the term “Affiliate” shall have the meaning set forth in the Contribution Agreement except that this Section 4.1 shall not apply to D.E. Shaw Synoptic Portfolios, L.L.C.; Crusader Energy Group Holding Company, L.L.C. or Knight Energy Parent as a result of a distribution of Shares to any of these listed entities from a Party in which they hold an interest, nor shall this Section 4.1 apply to any member of one or more of these entities who receives a distribution of Shares from one or more of the listed entities in the employee-member’s capacity as a member of one or more of the entities.
     4.2 Governing Law. This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Nevada as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Nevada, without regard to its principles of conflicts of laws.
     4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
     4.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page, or to such email address, facsimile number or

6

address as subsequently modified by written notice given in accordance with this Section 4.5.
     4.6 Amendment. This Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the holders of 90% of the Shares at any such time subject to this Agreement whether or not such person entered into or approved such amendment or waiver.
     4.7 Severability. The invalidity of unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.
     4.8 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
     4.9 Entire Agreement. This Agreement (including the exhibits hereto, if any), constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.
     4.10 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.
     4.11 Costs of Enforcement. If any Party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing Party shall pay all costs and expenses incurred by the prevailing Party, including, without limitation, all reasonable attorneys’ fees.
[Remainder of Page Intentionally Left Blank]

7

     IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.

KNIGHT ENERGY GROUP I HOLDING CO., LLC

By:	Crusader Energy Group Holding Co., LLC,
its Manager

By:	/s/ David D. Le Norman
David D. Le Norman, Manager

KNIGHT ENERGY GROUP II HOLDING
COMPANY, LLC

By:	Knight Energy Management Holding
Company, LLC, its Manager

By:	/s/ David D. Le Norman
David D. Le Norman, Manager

By:	/s/ Robert J. Raymond
Robert J. Raymond, Manager

HAWK ENERGY FUND I HOLDING
COMPANY, LLC

By:	Hawk Holdings, LLC, its Manager

By:	/s/ David D. Le Norman
David D. Le Norman, Manager

/s/ David D. Le Norman

David D. Le Norman

/s/ Robert J. Raymond

Robert J. Raymond
[Signature Page to Voting Agreement]

8

Greenhill Capital Partners II, L.P. Greenhill Capital Partners (Cayman, II, L.P. Greenhill Capital Partners (Executive), II, L.P. Greenhill Capital Partners (Employees), II, L.P.

By:	GCP Managing Partner II, L.P.,
Managing General Partner of each of the
foregoing partnerships

By:	Greenhill Capital Partners, LLC,
General Partner of GCP Managing Partner,
II, L.P.

By:	/s/ V. Frank Pottow
Name:	V. Frank Pottow
Title:	Managing Director
[Signature Page to Voting Agreement]

9